                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549


                                  SCHEDULE 13G

                                 (Rule 13d-102)

                 INFORMATION TO BE INCLUDED IN STATEMENTS FILED
             PURSUANT TO RULES 13d-1(b), (c) AND (d) AND AMENDMENTS
                     THERETO FILED PURSUANT TO RULE 13d-2(b)
                              (Amendment No. 2)(1)


                            QUESTRON TECHNOLOGY, INC.
                                (Name of Issuer)

                                  COMMON STOCK
                         (Title of Class of Securities)

                                    748372208
                                 (CUSIP Number)

                                December 31, 1999
             (Date of Event Which Requires Filing of this Statement)


Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

       / / Rule 13d-1 (b)

       /X/ Rule 13d-1 (c)

       / / Rule 13d-1 (d)

----------

(1) The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


                        (Continued on following page(s))
                                Page 1 of 9 Pages

CUSIP No. 748372208                   13G                      Page 2 of 9 Pages

        1        NAME OF REPORTING PERSON
                 S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

                 MR. JAY R. PETSCHEK

        2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*

                                                                         (a) /x/

                                                                         (b) / /

        3        SEC USE ONLY

        4        CITIZENSHIP OR PLACE OF ORGANIZATION

                 UNITED STATES

          NUMBER OF           5    SOLE VOTING POWER

            SHARES                 5,800

         BENEFICIALLY         6    SHARED VOTING POWER

           OWNED BY                700

             EACH             7    SOLE DISPOSITIVE POWER

          REPORTING                5,800

         PERSON WITH          8    SHARED DISPOSITIVE POWER

                                   700

        9        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                 6,500

       10        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN
                 SHARES*

                                                                             / /

       11        PERCENTAGE CLASS REPRESENTED BY AMOUNT IN ROW 9

                 .09%

       12        TYPE OF REPORTING PERSON*

                 IN

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No. 748372208                   13G                      Page 3 of 9 Pages

       1        NAME OF REPORTING PERSON
                S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

                CORSAIR MANAGEMENT COMPANY, INC.

       2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*

                                                                         (a) /x/

                                                                         (b) / /

        3        SEC USE ONLY

        4        CITIZENSHIP OR PLACE OF ORGANIZATION

                 NEW YORK

          NUMBER OF           5    SOLE VOTING POWER

            SHARES                 0

         BENEFICIALLY         6    SHARED VOTING POWER

           OWNED BY                700

             EACH             7    SOLE DISPOSITIVE POWER

          REPORTING                0

         PERSON WITH          8    SHARED DISPOSITIVE POWER

                                   700

       9        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                700

       10       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN
                SHARES*

                                                                             / /

       11       PERCENTAGE CLASS REPRESENTED BY AMOUNT IN ROW 9

                .01%

       12       TYPE OF REPORTING PERSON*

                CO

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No. 748372208                   13G                      Page 4 of 9 Pages

        1        NAME OF REPORTING PERSON
                 S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

                 CORSAIR MANAGING PARTNERS

        2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*

                                                                         (a) /x/

                                                                         (b) / /

        3        SEC USE ONLY

        4        CITIZENSHIP OR PLACE OF ORGANIZATION

                 NEW YORK

          NUMBER OF           5    SOLE VOTING POWER

            SHARES                 0

         BENEFICIALLY         6    SHARED VOTING POWER

           OWNED BY                700

             EACH             7    SOLE DISPOSITIVE POWER

          REPORTING                0

         PERSON WITH          8    SHARED DISPOSITIVE POWER

                                   700

       9        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                700

       10       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN
                SHARES*

                                                                             / /

       11       PERCENTAGE CLASS REPRESENTED BY AMOUNT IN ROW 9

                .01%

       12       TYPE OF REPORTING PERSON*

                 PN

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

                                                               Page 5 of 9 Pages


      Item 1.

         (a)      Name of Issuer:

                  Questron Technology, Inc. (the "Issuer")

         (b)      Address of Issuer's Principal Executive Offices:

                  6400 Congress Avenue
                  Boca Raton, Florida 33487
      Items 2(a)
      and (b).    Name of Person Filing; Address of Principal Business Office:

                  This statement is filed on behalf of Mr. Jay R. Petschek ("Mr. Petschek"), Corsair Management Company, Inc., a New York corporation ("Corsair Management"), and Corsair Managing Partners, a New York general partnership ("CMP"). Each of Mr. Petschek, Corsair Management and CMP has its principal office at 590 Madison Avenue, New York, New York.

                  This statement relates to shares of Common Stock (as defined below) held for the accounts of each of Corsair Capital Partners, L.P., a Delaware limited partnership ("Corsair Partners"), and Corsair Capital Partners II, L.P., a Delaware limited partnership ("Corsair Partners II").

                  Mr. Petschek is filing in his capacity as (a) the sole general partner of Corsair Partners, and (b) the sole shareholder of Corsair Management, which is a general partner of CMP (which is in turn the sole general partner of Corsair Partners II).

         (c)      Citizenship:

                  Mr. Petschek is a United States citizen, Corsair Management is a New York corporation and CMP is a New York general partnership.

         (d)      Title of Class of Securities:

                  Common Stock, par value $.001 per share (the "Common Stock").

         (e)      CUSIP Number:

                  748372208

      Item 3. If this statement is filed pursuant to Rule 13d-1(b), or 13d-2(b), check whether the person filing is a:

                  Inapplicable

                  If this statement is filed pursuant to Rule 13d-1(c), check this box. /X/

                                                               Page 6 of 9 Pages


      Item 4.     Ownership.

         (a)      Amount Beneficially Owned:

                  (1) Mr. Petschek beneficially owns 6,500 shares of Common Stock by virtue of his position as (i) the sole general partner of Corsair Partners, which holds warrants exercisable into 5,800 shares of Common Stock, for which Mr. Petschek has sole voting power and sole dispositive power, and (ii) the sole shareholder of Corsair Management, which is a general partner of CMP (which is in turn the sole general partner of Corsair Partners II), with Corsair Partners II holding warrants exercisable into 700 shares of Common Stock, for which Mr. Petschek may be deemed to have shared voting power and shared dispositive power with CMP and Corsair Management.

                  (2) Corsair Management beneficially owns 700 shares of Common Stock by virtue of its position as a general partner of CMP (which is in turn the sole general partner of Corsair Partners
                  II), with Corsair Partners II holding warrants exercisable into 700 shares of Common Stock, over which Corsair Management may be deemed to have shared voting power and shared dispositive power with Mr. Petschek and CMP.

                  (3) CMP beneficially owns 700 shares of Common Stock by virtue of its position as the sole general partner of Corsair Partners II, with Corsair Partners II holding warrants exercisable into 700 shares of Common Stock, over which CMP may be deemed to have shared voting power and shared dispositive power with Mr. Petschek and Corsair Management.

                  Mr. Petschek, Corsair Management and CMP expressly disclaim beneficial ownership of any shares of Common Stock not directly held for the accounts of Corsair Partners and Corsair Partners II.

         (b)      Percent of Class:

                  Mr. Petschek's beneficial ownership of 6,500 shares of Common Stock constitutes 0.09% of all of the outstanding shares of Common Stock. Corsair Management and CMP's shared beneficial ownership of 700 shares of Common Stock constitutes 0.01% of all of the outstanding shares of Common Stock. Together, Mr. Petschek, Corsair Management and CMP beneficially own 0.09% of all of the outstanding shares of Common Stock.

                  The percentages used herein are calculated based on the 6,993,628 shares of Common Stock reflected as being issued and outstanding as of November 11, 1999 in the Issuer's Quarterly Report on From 10-Q, for the quarter period ended
                  September 30, 1999.

         (c)      Number of shares as to which such person has:

                  See Item 4(a).

                                                               Page 7 of 9 Pages


      Item 5.     Ownership of Five Percent or less of a Class:

                  If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following: [x]

      Item 6.     Ownership of More than Five Percent on Behalf of Another
                  Person:

                  Inapplicable.

      Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding
                  Company:

                  Inapplicable.

      Item 8.     Identification and Classification of Members of the Group:

                  Inapplicable.

      Item 9.     Notice of Dissolution of Group:

                  Inapplicable.

      Item 10.    Certification:

                  BY SIGNING BELOW EACH OF THE UNDERSIGNED CERTIFIES THAT, TO THE BEST OF THE UNDERSIGNED'S KNOWLEDGE AND BELIEF, THE SECURITIES REFERRED TO BELOW WERE NOT ACQUIRED AND WERE NOT HELD FOR PURPOSE OF OR WITH THE EFFECT OF CHANGING OR INFLUENCING THE CONTROL OF THE ISSUER OF THE SECURITIES AND WERE NOT ACQUIRED AND ARE NOT HELD IN CONNECTION WITH OR AS A PARTICIPANT IN ANY TRANSACTION HAVING THAT PURPOSE OR EFFECT.

                                                               Page 8 of 9 Pages


                                   SIGNATURES

                  After reasonable inquiry and to the best of the undersigned's knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

      Dated:  February 11, 2000         /s/ Jay R. Petschek
                                        ----------------------------------
                                            Jay R. Petschek

      Dated:  February 11, 2000         Corsair Management Company, Inc.

                                        By:   /s/ Jay R. Petschek
                                              ----------------------------------
                                                  Jay R. Petschek
                                                  President

      Dated:  February 11, 2000         Corsair Managing Partners

                                        By   Corsair Management Company, Inc.,
                                             a general partner


                                             By:   /s/ Jay R. Petschek
                                                   -----------------------------
                                                       Jay R. Petschek
                                                       President

                                                               Page 9 of 9 Pages


                                    EXHIBIT A

                                    AGREEMENT

                          JOINT FILING OF SCHEDULE 13G

                  The undersigned hereby agree to jointly prepare and file with regulatory authorities a Schedule 13G and any future amendments thereto reporting each of the undersigned's ownership of securities of Questron Technology, Inc. and hereby affirm that such Schedule 13G is being filed on behalf of each of the undersigned.

      Dated:  February 11, 2000         /s/ Jay R. Petschek
                                        ----------------------------------------
                                            Jay R. Petschek

      Dated:  February 11, 2000         Corsair Management Company, Inc.

                                        By:   /s/ Jay R. Petschek
                                              ----------------------------------
                                                  Jay R. Petschek
                                                  President

      Dated:  February 11, 2000         Corsair Managing Partners

                                        By   Corsair Management Company, Inc.,
                                             a general partner

                                             By:   /s/ Jay R. Petschek
                                                   -----------------------------
                                                       Jay R. Petschek
                                                       President